SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces First Quarter 2005 Results dated May 5, 2005.

                                                                          ITEM 1

Press Release                             Source: RAA Electronic Industries Ltd.

RADA Electronic Industries Announces First Quarter 2005 Results

Thursday May 5, 8:33 am ET

NETANYA, Israel, May 5 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) today reported its financial results for the first quarter ended March 31, 2005. The company reported first quarter 2005 revenues of US$2.84 million, compared to revenues of US$1.69 million in the same period of last year.

Operating expenses in the first quarter of 2005 increased to US$2.53 million from US$1.36 million. As a result the company reported a net loss of $508,000 for the quarter. This compares to a loss of $560,000 in the first quarter of 2004.

Commenting on the results, RADA's CEO, Mr. Adar Azancot stated, "Although we have seen an improvement in both the top and bottom line compared to the first quarter of last year, the results were still slightly below our average quarterly forecast for 2005. This occurred for two reasons. First, a number of projects were pushed out to the second quarter. Second, most of the revenues during the quarter derived from development programs, which are, by nature, lower-margin programs."

Mr. Azancot concluded, "We believe our second quarter results will compensate for our slightly lower than expected revenue volume received this quarter."

RADA will host a conference call today, Thursday, May 5, 2005 at 10:00 a.m. EST. Mr. Adar Azancot, Chief Executive Officer, will be on the call and available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

    US: +1-866-860-9642 at 10:00 a.m. EST
    Israel: 03-918-0600 at 5:00 p.m. Israel time
    International: +972-3-918-0600

For those unable to participate, a replay will be available for 48 hours in the US. Please dial +1-866-276-1002, international callers please dial +972-3-925-5936

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.




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    Consolidated Balance Sheets
    U.S. dollars in thousands, except share and per share data

                             March 31, December 31,
                                                       2005          2004
    Assets                                           (unaudited)
    Current Assets                                   $ 7,628       $ 8,524
    Long-Term Receivables                              3,957         3,722
    Property And Equipment, Net                        4,316         4,283
    Other Assets, Net                                  2,684         1,768
    Total assets                                    $ 18,585      $ 18,297

    Liabilities And Shareholders' Equity
    Current Liabilities                              $ 6,280       $ 6,259
    Long-Term Liabilities                              5,185         4,409
    Minority Interests                                   389           397

    Shareholders' Equity:
    Share capital
    Ordinary shares of NIS 0.005 par value -
    Authorized: 45,000,000 shares at March 31, 2005
    and December 31, 2004; Issued and outstanding:
    20,458,364 and 20,448,364 shares at March 31,
    2005 and December 31, 2004, respectively             110           110
    Additional paid-in capital                        61,858        61,851
    Warrants                                           2,223         2,223
    Accumulated deficit                              (57,460)      (56,952)
    Total shareholders' equity                         6,731         7,232
    Total liabilities and shareholders' equity      $ 18,585      $ 18,297


    Consolidated Statements of Operations
    U.S. dollars in thousands, except share and per share data

                                                                    Year
                                           Three months ended      ended
                                                                  December
                                               March 31,             31,
                                         2005           2004        2004
                                              (unaudited)
    Revenues:
    Products                           $ 2,248         $ 791     $ 11,123
    Services                               594           894        3,037
                                         2,842         1,685       14,160
    Cost of revenues:
    Products                             2,227         1,075        9,111
    Services                               306           286        1,176
                                         2,533         1,361       10,287
    Gross profit                           309           324        3,873
    Operating expenses:
    Marketing and selling                  178           280          738
    General and administrative             528           524        2,116
    Total operating expenses:              706           804        2,854
    Operating income (loss)               (397)         (480)       1,019
    Financial expenses, net               (119)          (95)        (248)
    Other income, net                                      5           23
                                          (516)         (570)         794
    Minority interests in losses of
    subsidiary                               8            10           28
    Net income (loss)                   $ (508)       $ (560)       $ 822
    Earnings per share:
    Basic net earnings per share       $ (0.03)      $ (0.03)      $ 0.04
    Diluted net earnings per share     $ (0.02)      $ (0.03)      $ 0.03

    Company Contact
    Elan Sigal, C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-892 1111

    Investor Relations Contacts
    Ehud Helft/Kenny Green
    GK Investor Relations
    Ehud@gk-biz.com/Kenny@gk-biz.com
    Tel. +1-866-704-6710




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: May 5, 2005